TASEKO REPORTS $108 MILLION OF ADJUSTED EBITDA FOR 2020

This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

Note: Gibraltar is a contractual, unincorporated joint venture between Taseko Mines Limited (75% interest) and Cariboo Copper Corp. (25% interest). All production and sales figures are reported on a 100% basis, unless otherwise noted.

February 24, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports full-year 2020 earnings from mining operations before depletion and amortization* of $119 million and Adjusted EBITDA* of $108 million. For the year, the Company had a Net Loss of $24 million, or $0.09 loss per share.

Russell Hallbauer, CEO and Director, commented, "We have witnessed a remarkable recovery in the copper market since March of last year. The price of copper has more than doubled in that time and even since the end of 2020, the price has climbed a further US$0.70 per pound. Last year, Gibraltar produced 123 million pounds of copper, and our 2021 production estimate is slightly higher at 125 million pounds. Gibraltar has been Taseko's cornerstone asset for over 15 years, generating positive cash flow through the copper price cycles, but it is times like this that we truly benefit from the leverage to copper from our large, steady-state production base. At current copper prices, which are now more than US$1.40 per pound higher than last year's average, we would have generated roughly $275 million of adjusted EBITDA* in 2020."

"Copper production in the fourth quarter was 25 million pounds, which was below prior quarters due to lower grade and harder ore as mining transitioned into the Pollyanna pit. Mine-to-mill adjustments were made during the fourth quarter and throughput returned to design capacity in December. The Pollyanna pit, which is about 4% lower grade than the reserve grade, will be the main source of ore for the first half of 2021. In the second half of the year, ore mining will commence in the Gibraltar pit, which is higher grade and has a lower work index (softer ore)," added Mr. Hallbauer.

Stuart McDonald, President of Taseko, continued, "The $108 million of adjusted EBITDA* and $106 million of operating cash flow we generated in 2020 was a tremendous accomplishment and demonstrates the resiliency of our operation in the face of a global pandemic and volatile economic environment.

Our successes, however, were not limited to Gibraltar. At Florence Copper we have achieved key milestones in recent months which have de-risked the project considerably. We received the state permit in December and we continue to expect the federal permit from the EPA in the coming months. And in February we completed a successful US$400 million bond refinancing which was upsized to provide financing for development of the commercial facility at Florence. We now have a cash balance of approximately US$200 million and with the majority of required funding in hand we are moving forward with final design engineering and procurement initiatives.  This work will facilitate a seamless construction start up and we will move forward expeditiously with on-the-ground construction activities as soon as we have the final permits in place."

*Non-GAAP performance measure. See end of news release.

"2021 will be a transformational year for Taseko as we take the final steps to unlock the full value of Florence and pave the way to becoming a multi-asset copper producer. The addition of Florence will increase Taseko's attributable annual copper production by 85% to approximately 185 million pounds. Florence production will also significantly reduce Taseko's consolidated operating costs given its expected C1 operating costs of US$0.90 per pound of copper. With increased investor focus on sustainability and environmental footprint, we are very proud of the fact that Florence Copper will also be one of the greenest copper production facilities in the world and will provide high quality copper to the US domestic market in support of its green infrastructure and electrification initiatives in the years to come," concluded Mr. McDonald.

2020 Annual Review

  Earnings from mining operations before depletion and amortization* was $119.0 million and Adjusted EBITDA* was $108.2 million;

  Cash flows from operations was $106.2 million, compared to $42.6 million in the prior year;

  In response to the COVID-19 pandemic management implemented a number of cost saving initiatives in 2020, including a revised mine plan for Gibraltar, which reduced total site operating costs by $28.2 million compared to 2019.  Site operating costs, net of by-product credits* was US$1.62 per pound produced, and total operating costs (C1)* was US$1.92 per pound produced;

  The Gibraltar mine operated continuously through the year and produced 123.0 million pounds of copper and 2.3 million pounds of molybdenum (100% basis). Copper recoveries were 84.3% and copper head grades for the year were 0.243%;

  Gibraltar extended its five-year copper concentrate offtake contract, for roughly 50% of its production, for an additional year, which is expected to result in a 30% reduction in treatment and refining costs in 2021, reflecting the continued tight physical copper concentrate market conditions and the strategic demand for Gibraltar's high-quality concentrates;

  On November 17, 2020, Taseko closed an offering of common shares for net proceeds of $34.3 million;

  On February 10, 2021, Taseko closed an offering of US$400 million 7% Senior Secured Notes due 2026. A portion of the proceeds will be used to redeem all of the outstanding US$250 million 8.75% Senior Secured Notes due 2022 on March 3, 2021, including accrued interest and transaction costs;

  The Company's cash balance at December 31, 2020 was $85.1 million, and the bond refinancing transaction in February 2021 provided additional net cash proceeds of $167 million (or US$131 million);

  Copper prices have recovered strongly and the current price of over US$4.20 per pound is significantly higher than the average LME price of $2.80 per pound in 2020; and

  The Arizona Department of Environmental Quality ("ADEQ") issued the Aquifer Protection Permit ("APP") for Florence Copper on December 8, 2020.  The Company is now moving forward with final design engineering of the Florence commercial production facility and procurement of certain critical components.

*Non-GAAP performance measure. See end of news release.

Fourth Quarter Review

  Fourth quarter earnings from mining operations before depletion and amortization* was $27.1 million, and Adjusted EBITDA* was $20.5 million;

  Cash flow from operations was $20.4 million;

  The Gibraltar mine produced 25.0 million pounds of copper in the fourth quarter. Copper recoveries were 83.3% and copper head grades were 0.201%;

  Gibraltar sold 25.0 million pounds of copper in the quarter (100% basis) which resulted in $85.9 million of revenue for Taseko.  Average LME copper prices were US$3.25 per pound in the quarter and revenue also included positive provisional price adjustments of $8.4 million; and

  Net income (GAAP) for the fourth quarter was $5.7 million ($0.02 per share).  Adjusted net loss* was $7.5 million ($0.03 loss per share).

HIGHLIGHTS

Financial Data	Year ended December 31,			Three Months ended December 31,
(Cdn$ in thousands, except for per share amounts)	2020	2019	Change	2020	2019	Change
Revenues	343,267	329,163	14,104	87,398	89,932	(2,534)
Earnings from mining operations before depletion and amortization*	119,026	70,613	48,413	27,062	23,921	3,141
Adjusted EBITDA*	108,229	51,057	57,172	20,478	18,246	2,232
Cash flows provided by operations	106,195	42,641	63,554	20,424	9,227	11,197
Earnings (loss) from mining operations	23,725	(39,143)	62,868	8,315	(7,459)	15,774
Net income (loss)	(23,524)	(53,382)	29,858	5,694	(9,931)	15,625
Per share - basic ("EPS")	(0.09)	(0.22)	0.13	0.02	(0.04)	0.06
Adjusted net loss*	(26,539)	(68,610)	42,071	(7,473)	(16,159)	8,686
Per share - basic ("Adjusted EPS")*	(0.11)	(0.28)	0.17	(0.03)	(0.07)	0.04

Operating Data (Gibraltar - 100% basis)	Year ended December 31,			Three Months ended December 31,
	2020	2019	Change	2020	2019	Change
Tons mined (millions)	98.7	100.4	(1.7)	26.4	25.8	0.6
Tons milled (millions)	30.1	29.9	0.2	7.5	7.8	(0.3)
Production (million pounds Cu)	123.0	125.9	(2.9)	25.0	33.4	(8.4)
Sales (million pounds Cu)	124.0	122.4	1.6	25.0	33.3	(8.3)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	YE 2020	YE 2019
Tons mined (millions)	26.4	23.3	20.5	28.5	25.8	98.7	100.4
Tons milled (millions)	7.5	7.5	7.7	7.5	7.8	30.1	29.9
Strip ratio	1.9	1.5	1.9	2.7	2.1	2.0	2.6
Site operating cost per ton milled (CAD$)*	$11.67	$9.57	$7.66	$9.52	$10.46	$9.59	$10.92

Copper concentrate
Head grade (%)	0.201	0.228	0.281	0.259	0.253	0.243	0.245
Copper recovery (%)	83.3	85.0	85.2	83.4	84.5	84.3	86.2
Production (million pounds Cu)	25.0	28.9	36.8	32.4	33.4	123.0	125.9
Sales (million pounds Cu)	25.0	28.6	39.3	31.1	33.3	124.0	122.4
Inventory (million pounds Cu)	3.4	3.6	3.8	6.4	5.0	3.4	5.0
Molybdenum concentrate
Production (thousand pounds Mo)	549	668	639	412	728	2,269	2,739
Sales (thousand pounds Mo)	487	693	656	403	791	2,239	2,787

Per unit data (US$ per pound produced)*
Site operating costs*	$2.67	$1.85	$1.15	$1.64	$1.85	$1.75	$1.95
By-product credits*	(0.14)	(0.14)	(0.11)	(0.11)	(0.16)	(0.13)	(0.20)
Site operating costs, net of by-product credits*	$2.53	$1.71	$1.04	$1.53	$1.69	$1.62	$1.75
Off-property costs	0.29	0.29	0.30	0.29	0.32	0.30	0.31
Total operating costs (C1)*	$2.82	$2.00	$1.34	$1.82	$2.01	$1.92	$2.06

OPERATIONS ANALYSIS

Full-year results

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Heightened health and safety protocols continue to be implemented and monitored for effectiveness.

In 2020, Gibraltar produced 123.0 million pounds of copper compared to 125.9 million in 2019. Copper grade for the year averaged 0.243% copper which was consistent with 2019. Copper recovery for 2020 was 84.3% and was affected by higher iron content in the ore in the first quarter and increased oxide ore and ore hardness in the initial Pollyanna Pit benches in the fourth quarter.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

A total of 98.7 million tons were mined in 2020, a slight decrease over the prior year. In response to COVID-19, management implemented a revised mining plan in March 2020 that reduced operating costs over the second and third quarters of 2020 while still maintaining long-term mine plan requirements. Site operating costs, net of by-product credit for the year were US$1.62 per pound of copper produced, a decrease of US$0.13 per pound from 2019.

The strip ratio for the year was 2.0 to 1 compared to 2.6 to 1 in 2019 reflecting the revised mine plan. In addition, ore stockpiles increased over 2020 by 3.0 million tons from initial mining of ore in Pollyanna.

Molybdenum by-product credits per pound of copper produced* were US$0.13, compared to US$0.20 in the prior year.  The decrease was due to a drop in the average molybdenum price, which was US$8.68 per pound in 2020 compared to US$11.36 per pound in 2019. Molybdenum production for 2020 was 2.3 million pounds and 0.4 million pounds lower than in 2019.

Off-property costs per pound produced* were US$0.30 in 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with the prior year on a per pound basis.

Total operating costs per pound produced (C1)* were US$1.92 for the year compared to US$2.06 in 2019 due to the reduction in site spending.

Fourth quarter results

Copper production in the fourth quarter was 25.0 million pounds and was impacted by lower mined ore grades in November and December.  Mining in the Granite pit was completed in early October 2020.  Additionally, increased oxide ore and ore hardness in the initial Pollyanna Pit benches affected recoveries and throughput in the fourth quarter.

Total site spending (including capitalized stripping) was consistent with the fourth quarter of 2019 as the mining rate returned to normal levels. The strip ratio for the fourth quarter was 1.9 to 1 consistent with the average for the year.  Capital expenditures in the fourth quarter included costs associated with the dewatering system for the Gibraltar pit.

Molybdenum production was 549 thousand pounds in the fourth quarter, a decrease from the prior quarter due to lower molybdenum grade, which also decreased recovery.  Molybdenum prices continued their recovery in the fourth quarter and averaged US$9.01 per pound but were still lower compared to US$9.67 per pound in Q4 2019.  By-product credits per pound of copper produced* was US$0.14 in the fourth quarter.

Off-property costs per pound produced* were US$0.29 for the fourth quarter and consistent with prior quarters.

Total operating costs (C1)* costs were US$2.82 per pound produced for the quarter.  In addition to fewer copper pounds being produced in the fourth quarter, contributing to the increase in C1* costs was a decrease in capitalized stripping costs which was only $1.2 million compared to $3.6 million in the third quarter, higher operating costs due to mining rates returning to normal levels and a strengthening Canadian dollar.

*Non-GAAP performance measure. See end of news release.

ENVIRONMENT, SOCIAL AND GOVERNANCE

In May 2020, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019. The report is available on the Company's website at www.tasekomines.com/esg.

Nothing is more important to Taseko than the safety, health and well-being of our workers and their families. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment.  In 2020, Gibraltar's days lost, loss time incidents, lost time frequency, and loss time severity were all zero. The British Columbia mining industry averages for 2020 were 0.68 for loss time frequency (per 200,000 hours worked) and 105.7 for loss time severity.

The same priority on health, safety, and environmental performance, as well as the methods and culture at Gibraltar are being implemented at Florence Copper as it prepares for construction.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 125 million pounds on a 100% basis in 2021, compared to 123 million pounds in 2020. Copper prices are currently over US$4.20 per pound, compared to the average LME copper price of $2.80 per pound in 2020.  Molybdenum prices are currently 44% higher than the average price in 2020. All of these factors are supportive of improved financial performance at the Gibraltar mine in 2021.

With a strong copper price backdrop, mining rates have returned to more normal levels. Mining has transitioned to the Pollyanna pit which will be the main source of ore in 2021. Copper production is expected to be greater in the second half of 2021 as higher grade areas in Pollyanna are opened up.  Mining of the Gibraltar pit will commence in the first part of 2021 with ore release commencing in the second half of the year. Ore from the Gibraltar pit is relatively softer and is expected to require less energy to grind, which will provide opportunities for increased mill throughput in the future.

Copper prices have recovered swiftly since March 2020 and are reaching multi-year highs due to recovery in Chinese demand coupled with continued supply disruptions, most notably in South America. Many governments are now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Most industry analysts are projecting ongoing supply constraints and deficits, which should support higher copper prices in the years to come.

FLORENCE COPPER

Florence Copper represents a low-cost growth project that will have an annual production capacity of 85 million pounds of copper over a 21-year mine life, and with the expected C1 operating cost of US$0.90 per pound puts Florence Copper in the lowest quartile of the global copper cost curve.  The commercial production facility at Florence will also be one of the greenest sources of mined copper, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.  We have successfully operated a Production Test Facility ("PTF") for the last two years at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

FLORENCE COPPER - CONTINUED

The next phase of Florence Copper will include the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a long-term copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

On December 8, 2020, the Company received the Aquifer Protection Permit ("APP") permit from the Arizona Department of Environmental Quality ("ADEQ").  The APP permit was issued following a public comment period and public hearing in August 2020 where the project received strong support from local community members, business owners and elected officials.  The other required permit is the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA"). The EPA's technical review for the UIC permit has identified no significant issues and the Company expects to receive this permit in the coming months.

With the recently concluded equity and bond financings, the Company now has the majority of the required Florence Copper construction funding in hand.  Discussions with potential joint venture partners continue to advance, and with the improved cash position and stronger expected cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain the remaining funding.

Management is now moving forward with final design engineering for the commercial production facility as well as procurement of certain long-lead critical components.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complimentary projects focused on copper in stable mining jurisdictions.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are focused primarily on copper and are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound long-term copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

LONG-TERM GROWTH STRATEGY - CONTINUED

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring significant copper offtake rights.

New Prosperity Gold-Copper Project

In late 2019 the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.  The dialogue was supported by the parties' agreement on December 7, 2019, to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue for several months, but the Tŝilhqot'in Nation and Taseko have made progress in establishing a constructive dialogue. In December 2020 they agreed to extend the standstill for a further year so they can continue this dialogue.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Thursday, February 25, 2021 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time, 4:00 p.m. GMT) to discuss these results.  After opening remarks by management, there will be a question and answer session open to analysts and investors.  The conference call may be accessed by dialing (888) 390-0546 within North America, or (416) 764-8688 for international callers.

The conference call will be archived for later playback until March 11, 2021 and can be accessed by dialing (888) 390-0541 within North America or (416) 764-8677 internationally and using the passcode 585262 #.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer

CEO and Director

No regulatory authority has approved or disapproved of the information in this news release.

 NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019	2020	2019
Cost of sales	79,083	97,391	319,542	368,306
Less:
Depletion and amortization	(18,747)	(31,380)	(95,301)	(109,756)
Net change in inventories of finished goods	2,087	(1,193)	(939)	5,570
Net change in inventories of ore stockpiles	6,632	1,426	11,361	(1,677)
Transportation costs	(3,768)	(5,025)	(18,248)	(17,832)
Site operating costs	65,287	61,219	216,415	244,611
Less by-product credits:
Molybdenum, net of treatment costs	(3,649)	(5,205)	(15,241)	(25,223)
Silver, excluding amortization of deferred revenue	133	30	(303)	(557)
Site operating costs, net of by-product credits	61,771	56,044	200,871	218,831
Total copper produced (thousand pounds)	18,725	25,047	92,277	94,428
Total costs per pound produced	3.30	2.24	2.18	2.32
Average exchange rate for the period (CAD/USD)	1.30	1.32	1.34	1.33
Site operating costs, net of by-product credits (US$ per pound)	2.53	1.69	1.62	1.75
Site operating costs, net of by-product credits	61,771	56,044	200,871	218,831
Add off-property costs:
Treatment and refining costs	3,284	5,520	18,169	21,417
Transportation costs	3,768	5,025	18,248	17,832
Total operating costs	68,823	66,589	237,288	258,080
Total operating costs (C1) (US$ per pound)	2.82	2.01	1.92	2.06

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2020	2019	2020	2019
Net income (loss)	5,694	(9,931)	(23,524)	(53,382)
Unrealized foreign exchange gain	(13,595)	(5,850)	(4,345)	(15,228)
Unrealized (gain) loss on copper put and fuel call options	586	(518)	1,822	-
Estimated tax effect of adjustments	(158)	140	(492)	-
Adjusted net loss	(7,473)	(16,159)	(26,539)	(68,610)
Adjusted EPS	(0.03)	(0.07)	(0.11)	(0.28)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2020	2019	2020	2019
Net income (loss)	5,694	(9,931)	(23,524)	(53,382)
Add:
Depletion and amortization	18,747	31,380	95,301	109,756
Finance expense	10,575	10,109	43,010	40,324
Finance income	(47)	(113)	(249)	(1,202)
Income tax recovery	(2,724)	(7,543)	(9,096)	(32,337)
Unrealized foreign exchange gain	(13,595)	(5,850)	(4,345)	(15,228)
Unrealized (gain) loss on copper put and fuel call options	586	(518)	1,822	-
Amortization of share-based compensation expense	1,242	712	5,310	3,126
Adjusted EBITDA	20,478	18,246	108,229	51,057

Earnings (loss) from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2020	2019	2020	2019
Earnings (loss) from mining operations	8,315	(7,459)	23,725	(39,143)
Add:
Depletion and amortization	18,747	31,380	95,301	109,756
Earnings from mining operations before depletion and amortization	27,062	23,921	119,026	70,613

Site operating costs per ton milled

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019	2020	2019
Site operating costs (included in cost of sales)	65,287	61,219	216,415	244,611

Tons milled (thousands) (75% basis)	5,594	5,855	22,559	22,405
Site operating costs per ton milled	$11.67	$10.46	$9.59	$10.92

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.